Exhibit 99.1

Yatsen Reports Unaudited First Quarter 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 24, 2022

GUANGZHOU, China, May 24, 2022 -- Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading Chinese beauty company, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Total net revenues for the first quarter of 2022 decreased by 38.3% to RMB891.0 million (US$140.5 million) from RMB1.44 billion in the prior year period.

•

Total net revenues from Skincare Brands[1] for the first quarter of 2022 increased by 68.5% to RMB182.7 million from RMB108.4 million in the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the first quarter of 2022 increased to 20.5% from 7.5% in the prior year period.

•	Gross margin for the first quarter of 2022 was 69.0%, compared with 68.6% in the prior year period.

•

Net loss for the first quarter of 2022 decreased by 8.7% to RMB291.4 million (US$46.0 million) from RMB319.0 million in the prior year period. Non-GAAP net loss[2] for the first quarter of 2022 decreased by 33.6% to RMB155.6 million (US$24.5 million) from RMB234.3 million in the prior year period.

“We remain focused on executing our strategy of building our brands, investing in R&D and pursuing sustainable growth in the first quarter of 2022,” stated Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen. “We have already observed early progress, including the growing skincare business and narrowing net loss and non-GAAP net loss. Although the pandemic continues to negatively impact our business, including our offline stores and supply chain, we are working hard to transform Yatsen and optimize operations during these challenging times.”

“Due to the soft industry-wide demand for color cosmetics and COVID-19 resurgences in major cities impacting the sales from our offline stores, our net revenues declined by 38.3% in the first quarter of 2022,” commented Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen. “Nevertheless, our gross margin in the first quarter reached 69.0%, our net loss decreased by 8.7% year-over-year to RMB291.4 million, and our non-GAAP net loss decreased by 33.6% year-over-year to RMB155.6 million. The improvements in net loss and non-GAAP net loss indicate that our strategic transformation is on track, though we continue to face a harsh business environment heading into the second quarter.”

First Quarter 2022 Financial Results

Net Revenues

Total net revenues for the first quarter of 2022 decreased by 38.3% to RMB891.0 million (US$140.5 million) from RMB1.44 billion in the prior year period. The decrease was primarily attributable to the 45.6% decrease in net revenues from our Color Cosmetics Brands3, partially offset by the 68.5% increase in net revenues from our Skincare Brands.

[1]	Include net revenues from Abby’s Choice, DR. WU (its mainland China business), Galénic, Eve Lom and other skincare brands.
[2]

Non-GAAP net loss is a non-GAAP financial measure. Non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments.

[3]	Include net revenues from Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2022 decreased by 38.0% to RMB614.5 million (US$96.9 million) from RMB991.6 million in the prior year period. Gross margin for the first quarter of 2022 increased to 69.0% from 68.6% in the prior year period. The increase was primarily attributable to our continuous efforts to improve our gross margin, including through (i) increasing sales from our higher-gross margin products, and (ii) optimizing strategies in pricing, discounts, and promotions.

Operating Expenses

Total operating expenses for the first quarter of 2022 decreased by 30.9% to RMB922.5 million (US$145.5 million) from RMB1.33 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2022 were 103.5%, as compared with 92.4% in the prior year period.

•

Fulfillment Expenses. Fulfillment expenses for the first quarter of 2022 were RMB73.9 million (US$11.7 million), as compared with RMB92.7 million in the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2022 increased to 8.3% from 6.4% in the prior year period. The increase was primarily attributable to a decrease in the economies of scale of our fixed fulfillment expenses, partially offset by certain cost-saving initiatives related to fulfillment assets instituted during the first quarter of 2022.

•

Selling and Marketing Expenses. Selling and marketing expenses for the first quarter of 2022 were RMB604.7 million (US$95.4 million), as compared with RMB1.04 billion in the prior year period. As a percentage of total net revenues, selling and marketing expenses for the first quarter of 2022 decreased to 67.9% from 72.1% in the prior year period. The decrease was primarily attributable to our continuous efforts to optimize the efficiency of our marketing spending, partially offset by the expenses related to the closure of certain offline experience stores.

•

General and Administrative Expenses. General and administrative expenses for the first quarter of 2022 were RMB208.1 million (US$32.8 million), as compared with RMB172.3 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2022 increased to 23.4% from 11.9% in the prior year period. The increase was primarily attributable to the increases in salaries and share-based compensation expenses.

•

Research and Development Expenses. Research and development expenses for the first quarter of 2022 were RMB35.8 million (US$5.6 million), as compared with RMB27.7 million in the prior year period. As a percentage of total net revenues, research and development expenses for the first quarter of 2022 increased to 4.0% from 1.9% in the prior year period. The increase was primarily attributable to the increases in personnel costs, raw materials, equipment, and share-based compensation expenses, reflecting our commitment to enhancing our research and development capabilities.

Loss from Operations

Loss from operations for the first quarter of 2022 decreased by 10.3% to RMB308.0 million (US$48.6 million) from RMB343.3 million in the prior year period. Operating loss margin was 34.6%, as compared with 23.8% in the prior year period.

Non-GAAP loss from operations4 for the first quarter of 2022 decreased by 34.1% to RMB170.1 million (US$26.8 million) from RMB258.3 million in the prior year period. Non-GAAP operating loss margin was 19.1%, as compared with 17.9% in the prior year period.

[4]

Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

Net Loss

Net loss for the first quarter of 2022 decreased by 8.7% to RMB291.4 million (US$46.0 million) from RMB319.0 million in the prior year period. Net loss margin was 32.7%, as compared with 22.1% in the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the first quarter of 2022 was RMB0.46 (US$0.07), as compared with RMB0.50 in the prior year period.

Non-GAAP net loss for the first quarter of 2022 decreased by 33.6% to RMB155.6 million (US$24.5 million) from RMB234.3 million in the prior year period. Non-GAAP net loss margin was 17.5%, as compared with 16.2% in the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the first quarter of 2022 was RMB0.25 (US$0.04), as compared with RMB0.37 in the prior year period.

Balance Sheet and Cash Flow

As of March 31, 2022, the Company had cash, cash equivalents and short-term investments of RMB2.97 billion (US$467.8 million), as compared with RMB3.14 billion as of December 31, 2021.

Net cash used in operating activities for the first quarter of 2022 decreased by 77.7% to RMB104.1 million (US$16.4 million) from RMB466.1 million in the prior year period.

Business Outlook

For the second quarter of 2022, the Company expects its total net revenues to be between RMB808.3 million and RMB960.8 million, representing a year-over-year decline of approximately 37% to 47%, primarily due to (i) continued industry-wide softening of color cosmetics demand, and (ii) the continued negative impact of COVID-19 on our offline experience stores, online order fulfillment capabilities and supply chain. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.3393 to US$1.00, the exchange rate in effect as of March 31, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

[5]	ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.
[6]

Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 24, 2022, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter 2022.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	5131932

The replay will be accessible through May 31, 2022, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	5131932

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China’s beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired multiple color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company’s flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built core capabilities which enable it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	3,138,008	1,692,641	267,008
Short-term investment	-	1,272,574	200,744
Accounts receivable	355,837	226,637	35,751
Inventories, net	695,761	584,112	92,141
Prepayments and other current assets	366,191	350,358	55,268
Amounts due from related parties	60	60	9
Total current assets	4,555,857	4,126,382	650,921
Non-current assets
Investments	350,380	368,081	58,063
Property and equipment, net	245,314	184,712	29,138
Goodwill	869,421	852,493	134,477
Intangible assets, net	745,851	714,679	112,738
Deferred tax assets	2,000	1,938	306
Right-of-use assets, net	422,966	355,876	56,138
Other non-current assets	80,220	73,236	11,553
Total non-current assets	2,716,152	2,551,015	402,413
Total assets	7,272,009	6,677,397	1,053,334
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable	240,815	55,933	8,823
Advances from customers	20,680	17,105	2,698
Accrued expenses and other liabilities	370,531	256,227	40,419
Amounts due to related parties	13,967	9,923	1,565
Income tax payables	16,747	15,704	2,477
Lease liabilities due within one year	214,843	195,525	30,843
Total current liabilities	877,583	550,417	86,825
Non-current liabilities
Deferred tax liabilities	124,450	118,930	18,761
Deferred income-non current	56,180	52,319	8,253
Lease liabilities	206,303	161,943	25,546
Total non-current liabilities	386,933	333,192	52,560
Total liabilities	1,264,516	883,609	139,385
Redeemable non-controlling interests	338,587	339,924	53,622
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2021 and March 31, 2022; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of and December 31, 2021;  1,978,303,919 Class A shares and 718,869,844 Class B ordinary shares issued; 1,829,239,887 Class A ordinary shares and 697,513,429 Class B ordinary shares outstanding as of and March 31, 2022)

	173	173	27
Treasury shares	(22,330)	(22,330)	(3,522)
Additional paid-in capital	11,697,942	11,823,760	1,865,152
Statutory reserve	21,352	21,352	3,368
Accumulated deficit	(5,782,169)	(6,073,084)	(958,005)
Accumulated other comprehensive income (loss)	(255,780)	(304,664)	(48,059)
Total Yatsen Holding Limited shareholders' (deficit) equity	5,659,188	5,445,207	858,961
Non-controlling interests	9,718	8,657	1,366
Total shareholders' (deficit) equity	5,668,906	5,453,864	860,327
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	7,272,009	6,677,397	1,053,334

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Total net revenues	1,444,465	890,954	140,545
Total cost of revenues	(452,899)	(276,408)	(43,602)
Gross profit	991,566	614,546	96,943
Operating expenses:
Fulfilment expenses	(92,718)	(73,863)	(11,652)
Selling and marketing expenses	(1,042,062)	(604,726)	(95,393)
General and administrative expenses	(172,319)	(208,129)	(32,832)
Research and development expenses	(27,740)	(35,810)	(5,649)
Total operating expenses	(1,334,839)	(922,528)	(145,526)
Income (loss) from operations	(343,273)	(307,982)	(48,583)
Financial income	14,045	8,103	1,278
Foreign currency exchange losses	(3,596)	(2,632)	(415)
Income (loss) from equity method investments, net	7,142	(2,330)	(368)
Impairment loss of investments	-	(4,416)	(697)
Other non-operating income	7,474	17,654	2,785
Income (loss) before income tax expenses	(318,208)	(291,603)	(46,000)
Income tax (expense) benefit	(786)	223	35
Net loss	(318,994)	(291,380)	(45,965)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	1,656	465	73
Net loss attributable to Yatsen's shareholders	(317,338)	(290,915)	(45,892)

Shares used in calculating earnings per share (1):
Weighted average number of Class A and Class B ordinary shares:
—Basic	2,526,453,776	2,526,753,316	2,526,753,316
—Diluted	2,526,453,776	2,526,753,316	2,526,753,316
Net income (loss) per Class A and Class B ordinary share
Net income (loss) attributable to Yatsen's ordinary shareholders —Basic	(0.13)	(0.12)	(0.02)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.13)	(0.12)	(0.02)
Net income (loss) per ADS (4 ordinary shares equal to 1 ADS)
Net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.50)	(0.46)	(0.07)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.50)	(0.46)	(0.07)

	For the Three Months Ended March 31,
	2021	2022	2022
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	904	1,523	240
Selling and marketing expenses	11,839	22,355	3,526
General and administrative expenses	66,619	94,983	14,983
Research and development expenses	1,504	6,957	1,097
Total	80,866	125,818	19,846

(1)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

(2)

The intangible assets resulting from assets and business acquisitions include assets relating to selling and marketing such as trademarks and customer relationships, and therefore the amortization of such is allocated to selling and marketing expenses.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Income (loss) from operations	(343,273)	(307,982)	(48,583)
Share-based compensation expenses	80,866	125,818	19,846
Amortization of intangible assets resulting from assets and business acquisitions	4,130	12,083	1,906
Non-GAAP income (loss) from operations	(258,277)	(170,081)	(26,831)
Net income (loss)	(318,994)	(291,380)	(45,965)
Share-based compensation expenses	80,866	125,818	19,846
Amortization of intangible assets resulting from assets and business acquisitions	4,130	12,083	1,906
Tax effects on non-GAAP adjustments	(324)	(2,084)	(329)
Non-GAAP net income (loss)	(234,322)	(155,563)	(24,542)
Net income (loss) attributable to ordinary shareholders of Yatsen	(317,338)	(290,915)	(45,892)
Share-based compensation expenses	80,866	125,818	19,846
Amortization of intangible assets resulting from assets and business acquisitions	3,736	11,831	1,866
Tax effects on non-GAAP adjustments	(296)	(2,084)	(329)
Non-GAAP net income (loss) attributable to ordinary shareholders of Yatsen	(233,032)	(155,350)	(24,509)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	2,526,453,776	2,526,753,316	2,526,753,316
—Diluted	2,526,453,776	2,526,753,316	2,526,753,316
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.09)	(0.06)	(0.01)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.09)	(0.06)	(0.01)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.37)	(0.25)	(0.04)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.37)	(0.25)	(0.04)